SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

KBS LEGACY PARTNERS APARTMENT REIT, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $7,380,000(1)                     Amount of Filing Fee: $743.17

(1)Assumes the purchase of 1,025,000 Shares at the gross cash price per Share. Already paid.

[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicableFiling party:  Not applicable

Form or registration no.:  Not applicableDate filed:  Not applicable

[ ]   Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

TENDER OFFER

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by EVEREST REIT INVESTORS I, LLC (the "Purchaser") to purchase up to 1,025,000 shares of common stock (the "Shares") in KBS Legacy Partners Apartment REIT, Inc. (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 28, 2016 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The following amendments are hereby made.

ITEM 4.   TERMS OF THE TRANSACTION

The Offer, withdrawal rights and proration period will expire at 5:00 p.m., Pacific Time, on June 21, 2016, unless the Offer is extended. All references to the Expiration Date in the Offer are hereby amended accordingly.

ITEM 12.EXHIBITS.

(a)(7)   Form of Transfer Agreement, revised May 31, 2016

(a)(8)   Form of Letter to Shareholders dated May 31, 2016

(a)(9)   Press Release dated May 31, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President

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